

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-197364

Pricing Supplement

Dated October 30, 2015
to the Product Prospectus Supplement MLN-EI-1 dated August 31, 2015 and Prospectus Dated July 28, 2014

$4,638,000

Market Linked Securities – Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the Russell 2000® Index Due May 4, 2018

The Toronto-Dominion Bank

The Toronto-Dominion Bank ("TD" or "we") is offering the Principal at Risk Securities (the "Securities") linked to the Russell 2000® Index (the "Reference Asset") described below.

The Securities provide a 150% leveraged positive return if the level of the Reference Asset increases from the Initial Level to the Final Level, subject to the Maximum Redemption Amount. Investors will lose 1% of the principal amount of the Securities for each 1% decrease from the Initial Level to the Final Level of more than 10% and may lose up to 90% of the principal amount of the Securities. Any payments on the Securities are subject to our credit risk.

The Securities are unsecured and are not savings accounts or insured deposits of a bank. The Securities are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.

The Securities will not be listed on any securities exchange.

The Payment at Maturity will be greater than the Principal Amount only if the Percentage Change is greater than zero. The Securities are not principal protected and investors may lose up to 90% of their investment in the Securities.

The Securities have complex features and investing in the Securities involves a number of risks. See "Additional Risk Factors" on page P-5 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-4 of the product prospectus supplement MLN-EI-1 dated August 31, 2015 (the "product prospectus supplement") and "Risk Factors" on page 1 of the prospectus dated July 28, 2014 (the "prospectus").

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Securities in book-entry only form through the facilities of The Depository Trust Company on or about November 4, 2015, against payment in immediately available funds.

Our estimated value of the Securities as of the Pricing Date, based on our internal pricing models, is $968.60 per Security, which is less than the public offering price. See "Additional Information Regarding Our Estimated Value of the Securities" on page 14 of this pricing supplement.

	Public Offering Price[1]	Underwriting Discount[2]	Proceeds to TD
Per Security	$1,000.00	$24.90	$975.10
Total	$4,638,000.00	$115,486.20	$4,522,513.80

[1] Certain dealers who purchase the Securities for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The price for investors purchasing the Securities in these accounts may be as low as $975.10 (97.51%) per $1,000 principal amount of the Securities.

[2] The Agents may receive a commission of up to $24.90 (2.49%) per $1,000 principal amount of the Securities and may use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the Securities, or will offer the Securities directly to investors. The Agents may resell the Securities to other securities dealers at the principal amount less a concession not in excess of $12.50 per Security. Such securities dealers may include Wells Fargo Advisors, LLC ("WFA"), an affiliate of Wells Fargo Securities. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. In addition to the selling concession allowed to WFA, Wells Fargo Securities will pay $0.75 per Security of the underwriting discount to WFA as a distribution expense fee for each Security sold by WFA. TD will reimburse TD Securities (USA) LLC ("TDS") for certain expenses in connection with its role in the offer and sale of the Securities, and TD will pay TDS a fee in connection with its role in the offer and sale of the Securities. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page P-14 of this pricing supplement.

TD SECURITIES (USA) LLC WELLS FARGO SECURITIES

Summary

The information in this "Summary" section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	The Toronto-Dominion Bank
Issue:	Senior Debt Securities
Type of Security:	Market Linked Securities – Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside
Term:	Approximately 2.5 years
Reference Asset:	Russell 2000® Index
Bloomberg Ticker:	RTY
CUSIP / ISIN:	89114QTY4 / US89114QTY43*
Agents:	TD Securities (USA) LLC and Wells Fargo Securities, LLC. The Agents may resell the Securities to other securities dealers, including securities dealers acting as custodians, at the principal amount of the Securities less a concession of not in excess of $12.50 per Security. Such securities dealers may include Wells Fargo Advisors, LLC ("WFA"), an affiliate of Wells Fargo Securities. In addition to the concession allowed to WFA, Wells Fargo Securities will pay $0.75 per Security of the underwriting discount to WFA as a distribution expense fee for each Security sold by WFA.
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof.
Principal Amount:	$1,000 per Security
Pricing Date:	October 30, 2015
Issue Date:	November 4, 2015
Valuation Date:	April 27, 2018, subject to postponement for market and other disruptions, as described in the product prospectus supplement.
Maturity Date:	May 4, 2018, subject to postponement for market and other disruptions, as described in the product prospectus supplement.
Payment at Maturity:	If, on the Valuation Date, the Percentage Change is **positive**, then the investor will receive an amount per $1,000 principal amount of the Securities equal to the lesser of:
	(i) Principal Amount + (Principal Amount x Percentage Change x Leverage Factor); and
	(ii) the Maximum Redemption Amount.
	If, on the Valuation Date, the Percentage Change is **less than or equal to 0%, but not by more than the Buffer Percentage** (that is, the Percentage Change is between zero and –10%), then the investor will receive only $1,000 per $1,000 principal amount of the Securities.
	If, on the Valuation Date, the Percentage Change is **negative, by more than the Buffer Percentage** (that is, the Percentage Change is between –10% and -100%), then the investor will receive less than $1,000 per $1,000 principal amount of the Securities, calculated using the following formula:
	Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]
	If the Final Level is less than Buffer Level, the investor will receive less, and possibly 90% less, than the principal amount of the Securities at maturity.

---

* Please note the CUSIP/ISIN numbers differ from the numbers provided in the Preliminary Pricing Supplement dated October 9, 2015. Accordingly, the numbers provided above will be the CUSIP/ISIN numbers to be used in connection with these Securities.

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level:	1,161.863, which was the closing level of the Reference Asset on the Pricing Date.
Final Level:	The closing level of the Reference Asset on the Valuation Date.
Leverage Factor:	150%
Buffer Percentage:	10%
Buffer Level:	1,045.6767, which is 90% of the Initial Level
Maximum Redemption Amount:	125.50% of the principal amount of the Securities ($1,255.00 per $1,000 principal amount of the Securities). As a result of the Maximum Redemption Amount, the maximum return at maturity of the Securities will be 25.50% of the principal amount of the Securities (assuming a public offering price of $1,000).
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
U.S. Tax Treatment:	By purchasing a Security, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Security as a pre-paid cash-settled derivative contract in respect of the Reference Asset for U.S. federal income tax purposes. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Securities as pre-paid cash-settled derivative contracts in respect of the Reference Asset for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Securities are uncertain and the Internal Revenue Service could assert that the Securities should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion below under "Supplemental Discussion of U.S. Federal Income Tax Consequences" and the discussion in the product prospectus supplement under "Supplemental Discussion of U.S. Federal Income Tax Consequences."
Canadian Tax Treatment:	Please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences," which applies to the Securities.
Calculation Agent:	TD
Listing:	The Securities will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg, as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus).

Investor Considerations

We have designed the Securities for investors who:

- seek 150% exposure to any upside performance of the Reference Asset if the Final Level is greater than the Initial Level, subject to the maximum return at maturity of 25.50% of the principal amount of the Securities, assuming a public offering price of $1,000 per Security;

- desire to limit downside exposure to the Reference Asset through the Buffer Percentage;

- understand that if the Final Level is less than the Initial Level by more than the Buffer Percentage, they will receive less, and possibly 90% less, than the principal amount of the Securities at maturity;

- are willing to forgo interest payments on the securities and dividends on securities included in the Reference Asset; and

- are willing to hold the Securities until maturity.

The Securities are not designed for, and may not be a suitable investment for, investors who:

- seek a liquid investment or are unable or unwilling to hold the Securities to maturity;

- are unwilling to accept the risk that the Final Level of the Reference Asset may decrease by more than the Buffer Percentage from the Initial Level;

- seek uncapped exposure to the upside performance of the Reference Asset;

- seek full return of the principal amount of the Securities at stated maturity;

- are unwilling to purchase Securities with an estimated value as of the Pricing Date set forth on the cover page that is lower than the public offering price;

- seek current income;

- are unwilling to accept the risk of exposure to the small capitalization segment of the United States equity market;

- seek exposure to the Reference Asset but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the Securities;

- are unwilling to accept the credit risk of TD to obtain exposure to the Reference Asset generally, or to the exposure to the Reference Asset that the Securities provide specifically; or

- prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

Additional Terms of Your Securities

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which these Securities are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. *The Securities vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.*

This pricing supplement, together with the documents listed below, contains the terms of the Securities and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" on page P-5 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-4 of the product prospectus supplement and "Risk Factors" on page 1 of the prospectus, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus dated July 28, 2014:
  http://www.sec.gov/Archives/edgar/data/947263/000121465914005375/s723140424b5.htm

- Product Prospectus Supplement MLN-EI-1 dated August 31, 2015:
  http://www.sec.gov/Archives/edgar/data/947263/000089109215007723/e65846_424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the "Bank," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

Additional Risk Factors

The Securities involve risks not associated with an investment in ordinary fixed rate notes. This section describes the most significant risks relating to the terms of the Securities. For additional information as to these risks, please see the product prospectus supplement and the prospectus.

You should carefully consider whether the Securities are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Securities and the suitability of the Securities in light of their particular circumstances.

Principal at Risk.

Investors in the Securities could lose a substantial portion of their principal amount if there is a decline in the level of the Reference Asset. You will lose 1% of the principal amount of your Securities for each 1% that the Final Level is less than the Initial Level by more than the Buffer Percentage.

The Securities Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.

There will be no periodic interest payments on the Securities as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Securities, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.

Your Return Will Be Limited by the Maximum Redemption Amount and May Be Lower than the Return on a Direct Investment in the Reference Asset.

The opportunity to participate in the possible increases in the level of the Reference Asset through an investment in the Securities will be limited because the Payment at Maturity will not exceed the Maximum Redemption Amount. Furthermore, the effect of the Leverage Factor will be progressively reduced for all Final Levels exceeding the Final Level at which the Maximum Redemption Amount is reached.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Securities.

Investors are dependent on TD's ability to pay all amounts due on the Securities on the Maturity Date, and, therefore, investors are subject to the credit risk of TD and to changes in the market's view of TD's creditworthiness. Any decrease in TD's credit ratings or increase in the credit spreads charged by the market for taking TD's credit risk is likely to adversely affect the market value of the Securities.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Securities will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Securities. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction.

There May Not Be an Active Trading Market for the Securities — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Securities. The Securities will not be listed on any securities exchange. The Agents and other affiliates of TD may make a market for the Securities; however, they are not required to do so. The Agents or any other affiliate of TD may stop any market-making activities at any time. Even if a secondary market for the Securities develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Securities in any secondary market could be substantial.

If you sell your Securities before the Maturity Date, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

You Will Not Have Any Rights to the Securities Included in the Reference Asset.

As a holder of the Securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have. The Final Level will not reflect any dividends paid on the securities included in the Reference Asset.

An Investment in the Securities is Subject to Risks Associated with Investing in Stocks with a Small Market Capitalization.

The Reference Asset represents stocks issued by companies with relatively small market capitalizations. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies. As a result, the level of the Reference Asset may be more volatile than that of a market measure that does not track solely small-capitalization stocks. Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, and be less attractive to many investors if they do not pay dividends. In addition, small-capitalization companies are typically less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of those individuals. Small-capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large-capitalization companies. These companies may also be more susceptible to adverse developments related to their products or services.

The Estimated Value of Your Securities is Lower Than the Public Offering Price of Your Securities.

The estimated value of your Securities on the Pricing Date is lower than the public offering price of your Securities. The difference between the public offering price of your Securities and the estimated value of the Securities is a result of certain factors, such as any sales commissions paid to the Agents or their affiliates, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Securities, the estimated cost which we may incur in hedging our obligations under the Securities, and estimated development and other costs which we may incur in connection with the Securities.

The Estimated Value of Your Securities Might have been Lower if Such Estimated Value had been Based on the Levels at Which Our Debt Securities Trade in the Secondary Market.

The estimated value of your Securities on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might have been lower if such estimated values had been based on the levels at which our benchmark debt securities trade in the secondary market.

The Estimated Value of the Securities is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions.

The estimated value of your Securities on the Pricing Date is based on our internal pricing models or upon third-party hedge transactions we may enter into in connection with the Securities, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions' pricing models and the methodologies used by us to estimate the value of the Securities may not be consistent with those of other financial institutions that may be purchasers or sellers of Securities in the secondary market. As a result, the secondary market price of your Securities may be materially different from the estimated value of the Securities determined by reference to our internal pricing models.

The Estimated Value of Your Securities Is Not a Prediction of the Prices at Which You May Sell Your Securities in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Public Offering Price of Your Securities and Maybe Lower Than the Estimated Value of Your Securities.

The estimated value of the Securities is not a prediction of the prices at which the Agents, other affiliates of ours or third parties may be willing to purchase the Securities from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Securities in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Securities. Further, as secondary market prices of your Securities take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Securities such as fees, commissions, discounts, and the costs of hedging our obligations under the Securities, secondary market prices of your Securities will likely be lower than the public offering price of your Securities. As a result, the price, at which the Agents, other affiliates of ours or third parties may be willing to purchase the Securities from you in secondary market transactions, if any, will likely be lower than the price you paid for your Securities, and any sale prior to the maturity date could result in a substantial loss to you.

The Temporary Price at Which We May Initially Buy The Securities in the Secondary Market May Not Be Indicative of Future Prices of Your Securities.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agents may initially buy or sell the Securities in the secondary market (if the Agents makes a market in the Securities, which it is not obligated to do) may exceed our estimated value of the Securities on the Pricing Date, as well as the secondary market value of the Securities, for a temporary period after the initial issue date of the Securities. The price at which the Agents may initially buy or sell the Securities in the secondary market may not be indicative of future prices of your Securities.

Market Disruption Events and Adjustments.

The payment at maturity and the Valuation Date are subject to postponement as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Notes—Market Disruption Events" in the product prospectus supplement.

Significant Aspects of the Tax Treatment of the Securities Are Uncertain.

The U.S. tax treatment of the Securities is uncertain. Please read carefully the section entitled "Tax Consequences — United States Taxation" in the prospectus, the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplement, and the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below. You should consult your tax advisor about your own tax situation.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Securities, please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences." If you are not a Non-resident Holder (as that term is defined in the prospectus) or if you acquire the Securities in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Securities and receiving the payments that might be due under the Securities.

Hypothetical Returns

The examples, table and graph set out below are included for illustration purposes only. The **hypothetical** Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Final Level or the level of the Reference Asset on any trading day prior to the Maturity Date. All examples, the table and the graph are based on the Buffer Percentage of 10% (the Buffer Level is 90% of the Initial Level), the Leverage Factor of 150%, the Maximum Redemption Amount of 125.50% of the principal amount of the Securities, and assume that a holder purchased Securities with an aggregate principal amount and public offering price of $1,000 and that no market disruption event occurs on the Valuation Date.

Example 1— Calculation of the Payment at Maturity where the Percentage Change is positive and the Payment at Maturity is less than the Maximum Redemption Amount.

Percentage Change: 10%

Payment at Maturity: $1,000 + ($1,000 x 10% x 150%) = $1,000 + $150 = $1,150.00

On a $1,000 investment, a 10% Percentage Change results in a Payment at Maturity of $1,150.00, a 15.00% return on the Securities.

Example 2— Calculation of the Payment at Maturity where the Percentage Change is positive and the Payment at Maturity equals the Maximum Redemption Amount.

Percentage Change: 30%

Payment at Maturity: $1,255.00

On a $1,000 investment, a 30% Percentage Change results in a Payment at Maturity equal to the Maximum Redemption Amount, a 25.50% return on the Securities, because that amount is less than $1,450.00 ($1,000 + ($1,000 x 30% x 150%).

In addition to limiting your return on the Securities, the Maximum Redemption Amount limits the positive effect of the Leverage Factor. If the Final Level is greater than the Initial Level, you will participate in the performance of the Reference Asset at a rate of 150% up to a certain point. However, the effect of the Leverage Factor will be progressively reduced for Final Levels that are greater than 17.00% of the Initial Level (based on the Maximum Redemption Amount of 125.50% or $1,255.00 per $1,000 principal amount of the Securities) since your return on the Securities for any Final Level greater than 17.00% of the Initial Level will be limited to the Maximum Redemption Amount.

Example 3— Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).

Percentage Change: -8%

Payment at Maturity: At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the principal amount.

On a $1,000 investment, a -8% Percentage Change results in a Payment at Maturity of $1,000.00, a 0.00% return on the Securities.

Example 4— Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).

Percentage Change: -35%

Payment at Maturity: $1,000 + [$1,000 x (-35% + 10%)] = $1,000 - $250 = $750.00

On a $1,000 investment, a -35% Percentage Change results in a Payment at Maturity of $750.00, a -25.00% return on the Securities.

The following table and graph show the return profile for the Securities at the Maturity Date, assuming that the investor purchased the Securities on the Issue Date and held the Securities until the Maturity Date. The returns illustrated in the following table are not estimates or forecasts of the Percentage Change or the return on the Securities. Neither TD nor either Agent is predicting or guaranteeing any gain or particular return on the Securities.

Hypothetical Final Level	Hypothetical Percentage Change	Hypothetical Payment at Maturity ($)	Hypothetical Return on Securities[1] (%)
2,323.726	100.00%	$1,255.00	25.50%
2,033.260	75.00%	$1,255.00	25.50%
1,742.795	50.00%	$1,255.00	25.50%
1,626.608	40.00%	$1,255.00	25.50%
1,510.422	30.00%	$1,255.00	25.50%
1,394.236	20.00%	$1,255.00	25.50%
1,359.380	17.00%	$1,255.00	25.50%
1,278.049	10.00%	$1,150.00	15.00%
1,219.956	5.00%	$1,075.00	7.50%
1,190.910	2.50%	$1,037.50	3.75%
1,161.863[2]	0.00%	$1,000.00	0.00%
1,132.816	-2.50%	$1,000.00	0.00%
1,103.770	-5.00%	$1,000.00	0.00%
1,045.6767	-10.00%	$1,000.00	0.00%
929.490	-20.00%	$900.00	-10.00%
813.304	-30.00%	$800.00	-20.00%
697.118	-40.00%	$700.00	-30.00%
580.932	-50.00%	$600.00	-40.00%
290.466	-75.00%	$350.00	-65.00%
0.000	-100.00%	$100.00	-90.00%

[1] The "return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the difference between the Payment at Maturity per $1,000 Principal Amount and $1,000.
[2] Initial Level.



* The graph above represents a hypothetical payout profile for the Securities. The 45 degree dotted line represents the hypothetical percentage change of the Reference Asset and the solid line represents the hypothetical return on the Securities for a given percentage change in the Reference Asset.

Determining the Payment at Stated Maturity

On the stated maturity date, you will receive a cash payment per Security (the Payment at Maturity) calculated as follows:


Is the Percentage Change positive?
Yes
You will receive per Security equal to the lesser of:
• Principal Amount + [Principal Amount x Percentage Change x Leverage Factor]
• The Maximum Redemption Amount.
No
Is the Percentage change less than or equal to 0% but not by more than the Buffer Percentage?
Yes
You will receive per Security: $1,000
No
You will receive per Security :
Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]
In this case, you will receive less, and possibly 90% less, than the principal amount per Security.

Information Regarding the Reference Asset

All disclosures contained in this pricing supplement regarding the Reference Asset, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the Frank Russell Company ("Russell"). Russell, which owns the copyright and all other rights to the Reference Asset, has no obligation to continue to publish, and may discontinue publication of, the Reference Asset. The consequences of Russell discontinuing publication of the Reference Asset are discussed in the section of the product prospectus supplement entitled "General Terms of the Notes — Unavailability of the Level of the Reference Asset." Neither we nor the Agents accept any responsibility for the calculation, maintenance or publication of the Reference Asset or any successor index.

Russell began dissemination of the Reference Asset (Bloomberg L.P. index symbol "RTY") on January 1, 1984 and calculates and publishes the Reference Asset. The Reference Asset was set to 135 as of the close of business on December 31, 1986. The Reference Asset is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the Reference Asset consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The Reference Asset is determined, comprised, and calculated by Russell without regard to the Securities.

Selection of Stocks Underlying the Reference Asset

All companies eligible for inclusion in the Reference Asset must be classified as a U.S. company under Russell's country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators ("HCIs"): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) ("ADDTV"). Using the HCIs, Russell compares the primary location of the company's assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company's assets are primarily located, Russell will use the primary country from which the company's revenues are primarily derived for the comparison with the three HCIs in a similar manner. Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company's principal executive offices, unless that country is a Benefit Driven Incorporation "BDI" country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the Reference Asset must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter ("OTC") traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member's closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion.

An important criteria used to determine the list of securities eligible for the Reference Asset is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, Russell will determine a primary trading vehicle, and the price of that primary trading vehicle (usually the most liquid) is used to calculate market capitalization.

Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special-purpose acquisition companies, and limited partnerships are also not eligible for inclusion in the Russell U.S. Indices. Business development companies, exchange traded funds and mutual funds are also excluded. Bulletin board, pink-sheets, and over-the-counter ("OTC") traded securities are not eligible for inclusion.

Annual reconstitution is a process by which the Reference Asset is completely rebuilt. Based on closing levels of the company's common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the Reference Asset using the then existing market capitalizations of eligible companies. Reconstitution of the Reference Asset occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the Reference Asset on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security's shares are adjusted to include only those shares available to the public. This is often referred to as "free float." The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

License Agreement

The Reference Asset is a trademark of Russell and has been licensed for use by TD. The Securities are not sponsored, endorsed, sold or promoted by Russell and Russell makes no representation regarding the advisability of investing in the Securities.

Russell does not guarantee the accuracy and/or the completeness of the Reference Asset or any data included in the Reference Asset and has no liability for any errors, omissions, or interruptions in the Reference Asset. Russell makes no warranty, express or implied, as to results to be obtained by the calculation agent, holders of the Securities, or any other person or entity from the use of the Reference Asset or any data included in the Reference Asset in connection with the rights licensed under the license agreement described in this document or for any other use. Russell makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Reference Asset or any data included in the Reference Asset. Without limiting any of the above information, in no event will Russell have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.

The Securities are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Reference Asset to track general stock market performance or a segment of the same. Russell's publication of the Reference Asset in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the stocks upon which the Reference Asset is based. Russell's only relationship to TD is the licensing of certain trademarks and trade names of Russell and of the Reference Asset, which is determined, composed and calculated by Russell without regard to TD or the Securities. Russell is not responsible for and has not reviewed the Securities nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Reference Asset. Russell has no obligation or liability in connection with the administration, marketing or trading of the Securities.

"Russell 2000[®]" and "Russell 3000[®]" are registered trademarks of Russell in the U.S. and other countries.

Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset. The dotted line presents the Buffer Level of 1,045.6767, which is equal to 90% of the closing level of the Reference Asset on October 30, 2015.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.



PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Discussion of U.S. Federal Income Tax Consequences

The following disclosure supplements and to the extent inconsistent supersedes (and should be read in conjunction with) the discussion of U.S. federal income taxation in the product prospectus supplement under "Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Consequences—Non-U.S. Holders."

Recently finalized U.S. Treasury Department regulations provide that withholding on "dividend equivalent" payments, if any, will not apply to Securities issued before January 1, 2016.

The following disclosure supplements and to the extent inconsistent supersedes (and should be read in conjunction with) the discussion of U.S. federal income taxation in the prospectus under "Tax Consequences—United States Taxation—Foreign Account Tax Compliance Act."

The U.S. Treasury Department and the Internal Revenue Service have announced that withholding on foreign passthru payments will not be required with respect to payments made before the later of January 1, 2019, or the date of publication in the Federal Register of final regulations defining the term "foreign passthru payment."

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TD Securities (USA) LLC, an affiliate of TD, and Wells Fargo Securities, LLC, as the agents for the sale of the Securities. Pursuant to the terms of a distribution agreement, the Agents will purchase the Securities from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, including Wells Fargo Advisors, LLC ("WFA"), or will offer the Securities directly to investors. The Agents may resell the Securities to other registered broker-dealers at the public offering price less a concession not in excess of $12.50 (1.25%) per $1,000 principal amount of the Securities. In addition to the concession allowed to WFA, Wells Fargo Securities, LLC will pay $0.75 (0.075%) per $1,000 principal amount of the Securities of the agent's discount to WFA as a distribution expense fee for each Security sold by WFA. The Agents or other registered broker-dealers will offer the Securities at the public offering price set forth on the cover page of this pricing supplement. Certain dealers who purchase the Securities for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The price for investors purchasing the Securities in these accounts may be as low as $975.10 (97.51%) per $1,000 principal amount of the Securities. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Securities, and TD will pay TDS a fee in connection with its role in the offer and sale of the Securities.

Delivery of the Securities will be made against payment for the Securities on November 4, 2015, which is the third (3rd) Business Day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus. For additional information as to the relationship between us and TD Securities (USA) LLC, please see the section "Plan of Distribution—Conflicts of Interest" in the product prospectus supplement.

We may use this pricing supplement in the initial sale of the Securities. In addition, TD Securities (USA) LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Securities after their initial sale. *If a purchaser buys the Securities from us or TD Securities (USA) LLC or another of our affiliates, this pricing supplement is being used in a market-making transaction unless we or TD Securities (USA) LLC or another of our affiliates informs such purchaser otherwise in the confirmation of sale.*

Validity of the Securities

In the opinion of McCarthy Tétrault LLP, the issue and sale of the Securities has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Securities, the Securities will have been validly executed and issued and, to the extent validity of the Securities is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the Indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors' rights generally; (ii) the enforceability of the Indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated August 1, 2014, which has been filed as Exhibit 5.2 to TD's Form 6-K filed on August 1, 2014.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the Securities, and the Securities have been issued and sold as contemplated by the product prospectus supplement and the prospectus, the Securities will be valid, binding and enforceable obligations of TD, entitled to the benefits of the indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and to such counsel's reliance on TD and other sources as to certain factual matters, all as stated in the legal opinion of such counsel dated July 11, 2014, which has been filed as Exhibit 5.3 to TD's registration statement relating to the Securities.

Additional Information Regarding Our Estimated Value of the Securities

The final terms for the Securities were determined on the Pricing Date based on prevailing market conditions on the Pricing Date, and are set forth in this pricing supplement.

Our internal pricing models, or pricing models of any third-parties with whom we enter into potential hedging transactions, take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date was based on our internal funding rates. Our estimated value of the Securities might have been lower if such valuation had been based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Securities on the Pricing Date is less than the public offering price of the Securities. The difference between the public offering price of the Securities and our estimated value of the Securities resulted from several factors, including any sales commissions paid to TD Securities (USA) LLC or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Securities, the estimated cost which we may incur in hedging our obligations under the Securities, and estimated development and other costs which we may incur in connection with the Securities.

Our estimated value as of the Pricing Date is not a prediction of the price at which the Securities may trade in the secondary market, nor will it be the price at which the Agents may buy or sell the Securities in the secondary market. Subject to normal market and funding conditions, the Agents or another affiliate of ours intends to offer to purchase the Securities in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agents may initially buy or sell the Securities in the secondary market, if any, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities which we will no longer expect to incur over the term of the Securities. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Securities based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the "Additional Risk Factors" beginning on page P-5 of this pricing supplement.

TD SECURITIES (USA) LLC   WELLS FARGO SECURITIES